FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of NOVEMBER, 2007

     LUND GOLD LTD. (File #0-29960)
(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9
(Address of principal executive offices)

Attachments:

  Lund Gold Ltd. – Notice of Annual General Meeting, Information Circular, Financial Request Form and Proxy,
  Lund Gold Ltd. – News Release dated November 29, 2007,
  Lund Gold Ltd. – BC Form 53-901F, Material Change Report,
  Lund Gold Ltd. – Interim Consolidated Financial Statements for the Period ended September 30, 2007, SEDAR filed on November 30, 2007.

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F __________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________________

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.
(Registrant)

Date: February 4, 2008	By: “Chet Idziszek”
Chet Idziszek

Its: President
(Title)

LUND GOLD LTD.
Suite 2000, Guinness Tower
1055 West Hastings Street	Phone: (604) 331-8772
Vancouver, B.C. V6E 2E9	Fax: (604) 331-8773

February 4, 2008

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sir or Madam:

RE:	Lund Gold Ltd. – (File #0-29960)
Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek
President

Enclosures

cc:	Standard & Poor's Corporation (w. 3 copies) OTCBB Filings, Attention: Ms. Pam Morris Miller Thomson, Attention: Mr. Rupert Legge

LUND GOLD LTD.
Suite 2000 - 1055 West Hastings Street
Vancouver, B.C., V6E 2E9
TELEPHONE: (604) 331-8772

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting of shareholders of LUND GOLD LTD. (the "Company") will be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, on December 4, 2007, at the hour of 10:00 A.M., Vancouver time, for the following purposes:

1.	To receive and consider the report of the Directors and the audited consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended June 30, 2007.

2.	To appoint the auditor for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor.

3.	To fix the number of directors at four (4).

4.	To elect directors for the ensuing year.

5.	To reaffirm the Company’s existing stock option plan for the ensuing year, as more fully set forth in the information circular accompanying this notice.

6.	To authorize the Board of Directors in their discretion to amend any existing stock options granted to insiders, at such price or prices and upon such terms as may be acceptable to TSX Venture Exchange and to approve the grant of any stock options to insiders that, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares of the Company.

7.	To transact such further or other business as may properly come before the meeting and any adjournments thereof.

The accompanying information circular provides additional information relating to the matters to be dealt with at the meeting and is deemed to form part of this notice.

If you are unable to attend the meeting in person, please complete, sign and date the enclosed form of proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location set out in the form of proxy accompanying this notice.

DATED this 15th day of October, 2007.

BY ORDER OF THE BOARD OF DIRECTORS

Signed “Chet Idziszek”
     Chet Idziszek,
(President and Chief Executive Officer)

LUND GOLD LTD.

INFORMATION CIRCULAR
as at October 15, 2007

SOLICITATION OF PROXIES

This information circular is furnished in connection with the solicitation of proxies by the management of LUND GOLD LTD. (the “Company”) for use at the annual general meeting of the shareholders of the Company (the “Meeting”) to be held at the time and place and for the purposes set forth in the accompanying notice of Meeting and at any adjournment thereof. Unless the context otherwise requires, references to the Company include the Company and its subsidiaries. The solicitation will be by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. The Company does not reimburse shareholders, nominees or agents for the costs incurred in obtaining from their principals authorization to execute forms of proxy.

APPOINTMENT OF PROXIES

The persons named in the accompanying instrument of proxy are directors and/or officers of the Company, and are proxyholders nominated by management. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT ON ITS BEHALF AT THE MEETING OTHER THAN THE NOMINEES OF MANAGEMENT NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A SHAREHOLDER MUST STRIKE OUT THE NAMES OF THE NOMINEES OF MANAGEMENT NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF ITS NOMINEE IN THE BLANK SPACE PROVIDED ON THE PROXY. A PERSON APPOINTED AS PROXYHOLDER NEED NOT BE A SHAREHOLDER OF THE COMPANY.

A form of proxy will only be valid if it is duly completed and signed as set out below and must be received either by mail, fax, telephone or internet voting with the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 (Fax: 1-866-249-7775 or outside North America Fax: 416-263-9524) or the Company’s head office, Suite 2000 – 1055 West Hastings Street, Vancouver, B.C., V6E 2E9 (Fax: 604-331-8773) not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the commencement of the Meeting or any adjournment thereof.

An instrument of proxy must be signed by the shareholder or its attorney in writing, or, if the shareholder is a corporation, it must either be under its common seal or signed by a duly authorized officer.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set forth in this section is of significant importance to many shareholders, as many shareholders do not hold their shares in the Company in their own name. Shareholders holding their shares through their brokers, intermediaries, trustees or other persons (collectively, an “Intermediary”) or otherwise not in their own name (such shareholders referred to herein as “Beneficial Shareholders”) should note that only proxies deposited by shareholders appearing on the records maintained by the Company’s transfer agent as registered shareholders will be recognized and allowed to vote at the Meeting. If a shareholder’s shares are listed in an account statement provided to the shareholder by a broker, in all likelihood those shares are not registered in the shareholder’s name and that shareholder is a Beneficial Shareholder.

Such shares are most likely registered in the name of the shareholder’s broker or an agent of that broker. In Canada the vast majority of such shares are registered under the name of CDS & Co., the registration name for The Canadian Depository for Securities, which acts as nominee for many Canadian brokerage firms. Shares held by Intermediaries, such as those held on behalf of a broker’s client, can only be voted at the Meeting at the direction of the Beneficial Shareholder. Regulatory policies require Intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholder meetings, and without specific instructions Intermediaries are prohibited from voting the shares of Beneficial Shareholders. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate party well in advance of the Meeting.

Materials pertaining to the Meeting which are sent to Beneficial Shareholders will generally be accompanied by one of the following forms:

(a)	A form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Shareholder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, it does not need to be signed by the Beneficial Shareholder. In this case, the Beneficial Shareholder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as set out under the heading “Appointment of Proxies”. If a Beneficial Shareholder wishes to appear in person at the Meeting, it should strike out the names of the nominees of management named in the instrument of proxy and insert its name or the name of its nominee in the blank space provided on the proxy prior to the proxy being deposited.

(b)	A voting instruction form (“VIF”) which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Shareholder and returned to the Intermediary (or its service company), will constitute voting instructions which the Intermediary must follow. The VIF may consist of a one page pre-printed form or a regular printed instrument of proxy accompanied by a page of instructions which often includes a removable label containing a bar-code and other information. If the form of VIF is the former, the Beneficial Shareholder must properly complete and sign the VIF and return it to the Intermediary in the manner specified in the VIF. If the form of VIF is the latter, the Beneficial Shareholder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary in the manner specified in the VIF.

By properly returning the VIF in accordance with the instructions noted on it, a Beneficial Shareholder is able to instruct the Intermediary (or other registered shareholder) how to vote the Beneficial Shareholder’s shares on its behalf. For this to occur, it is important that the VIF be completed and returned in accordance with the specific instructions noted on the VIF.

The vast majority of Intermediaries delegate responsibility for obtaining instructions from Beneficial Shareholders to Broadridge Investor Communication Solutions, Canada (“Broadridge”) formerly known as ADP Investor Communications in Canada. Broadridge typically prepares a machine-readable VIF instead of a proxy, mails these VIFs to Beneficial Shareholders and asks Beneficial Shareholders to return the VIFs to Broadridge, usually by way of mail, the Internet or telephone. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting by proxies for which Broadridge has solicited voting instructions. A Beneficial Shareholder who receives a Broadridge VIF cannot use that form to vote shares directly at the Meeting. The VIF must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to

Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through an Intermediary, please contact that Intermediary for assistance.

Should a Beneficial Shareholder who receives a VIF wish to attend the Meeting or have someone else attend on its behalf, the Beneficial Shareholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Shareholder or its nominee the right to attend and vote at the Meeting as set out under the heading “Appointment of Proxies”.

All references to shareholders in this information circular and the accompanying instrument of proxy and notice of Meeting are to registered shareholders unless specifically stated otherwise.

These materials pertaining to the Meeting are being sent to both registered shareholders and Beneficial Shareholders. Beneficial Shareholders have the option of not objecting to their Intermediary disclosing certain ownership information about themselves to the Company (such Beneficial Shareholders are designated as non-objecting beneficial owners, or “NOBOs”) or objecting to their Intermediary disclosing ownership information about themselves to the Company (such Beneficial Shareholders are designated as objecting beneficial owners, or “OBOs”).

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send these materials pertaining to the Meeting directly to the NOBOs and indirectly through Intermediaries to the OBOs. The Intermediaries are responsible for forwarding the Meeting Materials to OBOs.

If you are a Beneficial Shareholder and the Company or its agent has sent these materials pertaining to the Meeting directly to you, your name and address and information about your holdings of the Company’s securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these Meeting Materials to you directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the VIF or instrument of proxy, as the case may be.

REVOCATION OF PROXIES

A proxy may be revoked by:

(a)	signing a proxy bearing a later date and depositing it at the place and within the time aforesaid;

(b)	signing and dating a written notice of revocation (in the same manner as the proxy is required to be executed, as set out in the notes to the proxy) and either delivering the same to the registered office of the Company, located at 1000 – 840 Howe Street, Vancouver, British Columbia, V6Z 2M1, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof;

(c)	attending the Meeting or any adjournment thereof and registering with the Scrutineer thereat as a shareholder present in person, whereupon such proxy shall be deemed to have been revoked; or

(d)	in any other manner provided by law.

Only registered shareholders have the right to revoke a proxy. A Beneficial Shareholder who wishes to change its vote must, at least seven days before the Meeting, arrange for its Intermediary to revoke its proxy on its behalf.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

If a shareholder specifies a choice with respect to any matter to be acted upon, the shares represented by proxy will be voted or withheld from voting by the proxyholder in accordance with those instructions on any ballot that may be called for. In the enclosed form of proxy, in the absence of any instructions in the proxy, it is intended that such shares will be voted by the proxyholder, if a nominee of management, in favour of the motions proposed to be made at the meeting as stated under the headings in the notice of meeting to which this information circular is attached. If any amendments or variations to such matters, or any other matters, are properly brought before the meeting, the proxyholder, if a nominee of management, will exercise its discretion and vote on such matters in accordance with its best judgment.

The instrument of proxy enclosed, in the absence of any instructions in the proxy, also confers discretionary authority on any proxyholder (other than the nominees of management named in the instrument of proxy) with respect to the matters identified herein, amendments or variations to those matters, or any other matters which may properly be brought before the Meeting. To enable a proxyholder to exercise its discretionary authority a shareholder must strike out the names of the nominees of management in the enclosed instrument of proxy and insert the name of its nominee in the space provided, and not specify a choice with respect to the matters to be acted upon. This will enable the proxyholder to exercise its discretion and vote on such matters in accordance with its best judgment.

At the time of printing this information circular, management of the Company is not aware that any amendments or variations to existing matters or new matters are to be presented for action at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Only those common shareholders of record on October 15, 2007, will be entitled to vote at the Meeting or any adjournment thereof, in person or by proxy. On October 15, 2007, 38,410,663 common shares without par value were issued and outstanding, each share carrying the right to one vote. The Company is authorized to issue 200,000,000 common shares without par value.

To the best of the knowledge of management of the Company, no shareholder beneficially owns, directly or indirectly, or exercises control or discretion over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Shareholder approval will be sought to fix the number of directors of the Company at four (4).

The Company is required to have an audit committee. Members of this committee are as set out below.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Previous Service As a Director	Number of common shares beneficially owned or, directly or indirectly, controlled (1)	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years
J. DOUGLAS BROWN Gloucester, England Director and Audit Committee Member	Since March 2004	236,000 shares (2)	Managing Director of Monmouth Securities (Switzerland) Limited
MAX FUGMAN Vancouver, British Columbia Director and Audit Committee Member	Since October 2004	635,000 shares	President of Jana and Company
CHET IDZISZEK Vancouver, British Columbia President and Director	Since 1997	1,777,963 shares	Geologist; President of Madison Minerals Inc., a mineral exploration company
JAMES G. STEWART Vancouver, British Columbia Director and Corporate Secretary and Audit Committee Member	Since 1998	567,165 shares (3)	Barrister and Solicitor

Note:

(1)	Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at October 15, 2007, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.
(2)	These shares are held indirectly in the name of Aslan Ltd., a private company controlled by J. Douglas Brown.
(3)	These shares are held indirectly in the name of J.G. Stewart Law Corporation Ltd., a private company controlled by James G. Stewart.

No proposed director:

(a)	is, as at the date of this information circular, or has been, within 10 years before the date of this information circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

	(i)	was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

	(ii)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

	(iii)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the 10 years before the date of this information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(c)	has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority or been subject to any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable investor making an investment decision.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years in respect of the Chief Executive Officer and the Chief Financial Officer as at June 30, 2007, and the other three most highly compensated executive officers of the Company as at June 30, 2007, whose individual total compensation for the most recently completed financial year exceeded $150,000 (of which there were none) and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively the “Named Executive Officers” or “NEOs”).

The following table sets forth the summary of the compensation paid to the Company’s chief executive officer, Chet Idziszek, and chief financial officers, Naomi Corrigan or Ian Brown, for the past three fiscal years:

Name and Principal Position	Fiscal Year Ended	Annual Compensation			Long Term Compensation			All Other Comp- ensation $
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Comp- ensation ($)	Securities Under Options Granted (#)	Shares/ Units Subject to Resale Restric- tions ($)	LTIP Payouts ($)
Chet Idziszek President and CEO	June 30, 2007 June 30, 2006 June 30, 2005	$76,652 $75,781 $75,000	Nil Nil Nil	Nil Nil Nil	300,000 212,000 Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil
Ian Brown (1) CFO	June 30, 2007 June 30, 2006 June 30, 2005	$8,333 N/A N/A	Nil N/A N/A	Nil N/A N/A	250,000 N/A N/A	N/A N/A N/A	N/A N/A N/A	Nil N/A N/A
Naomi Corrigan (1) Former CFO	June 30, 2007 June 30, 2006 June 30, 2005	$11,498 $16,025 $12,340	Nil Nil Nil	Nil Nil Nil	Nil 60,000 Nil	N/A N/A N/A	N/A N/A N/A	Nil Nil Nil

Note:

(1)	Naomi Corrigan ceased acting as CFO effective March 31, 2007. Ian Brown was appointed CFO effective April 15, 2007. Ms. Corrigan continues as a consultant.

Long Term Incentive Plans

The Company does not have a Long Term Incentive Plan pursuant to which it provides compensation intended to motivate performance over a period greater than one financial year.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the most recently completed financial year there were no employment contracts between the Company or its subsidiaries and a NEO, and no compensatory plans, contracts or arrangements where a NEO is entitled to receive more than $100,000 from the Company or its subsidiaries, including periodic payments or instalments, in the event of:

(a)	the resignation, retirement or any other termination of the NEO’s employment with the Company and its subsidiaries;

(b)	a change of control of the Company or any of its subsidiaries; or

(c)	a change in the NEO’s responsibilities following a change in control.

Pension and Retirement Benefit Plans

No pension or retirement benefit plans have been instituted by the Company, and none are proposed at this time.

Option Grants in Last Fiscal Year

The following table summarizes the share options granted to the Named Executive Officers during the fiscal year ended June 30, 2007:

Name	Options Granted (# shares)	% of Total Options Granted	Exercise Price ($/share)(1)	Market Value of Shares Underlying Options at Date of Grant ($/share)	Expiration Date
Chet Idziszek President and CEO	300,000	16.6%	$0.31	$0.31	April 20, 2012
Ian Brown (2) CFO	250,000	13.9%	$0.31	$0.31	April 20, 2012
Naomi Corrigan (2) Former CFO	Nil	n/a	n/a	n/a	n/a

Note:

(1)	The exercise price of stock options is set at not less than 100% of the market value (as defined in the Company’s Incentive Stock Option Plan) of a common share of the Company on the date of grant. The exercise price of stock options may only be adjusted in the event that specified events cause a change in the Company’s share capital. Options vest immediately upon grant.

(2)	Naomi Corrigan ceased acting as CFO effective March 31, 2007. Ian Brown was appointed CFO effective April 15, 2007. Ms. Corrigan continues as a consultant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

The following table sets forth a summary of share options exercised by and remaining outstanding to the Named Executive Officers for the fiscal year ended June 30, 2007:

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End	$ Value of Unexercised In-the- Money Options (1)
Chet Idziszek President	Nil	Nil	620,500	$65,000
Ian Brown (2) CFO	Nil	Nil	250,000	$10,000
Naomi Corrigan (2) Former CFO	Nil	Nil	70,000	$15,000

Note:

(1)	Value of unexercised in-the-money options calculated using the closing price of $0.35 for the common shares of the Company on the TSX Venture Exchange on June 29, 2007, less the exercise price of in-the-money options.

(2)	Naomi Corrigan ceased acting as CFO effective March 31, 2007. Ian Brown was appointed CFO effective April 15, 2007. Ms. Corrigan continues as a consultant.

Compensation of Directors

The Company has no arrangements, standard or otherwise, pursuant to which directors are compensated for providing services in their capacity as directors, for committee participation or for involvement in special assignments during the most recently completed financial year or subsequently up to and including the date of this information circular, except that directors are compensated for their actual expenses incurred in pursuance of their duties as directors and certain directors may be compensated for services rendered as consultants or experts. In this regard, the Company paid or accrued $36,600 to a company controlled by J.G. Stewart for professional services rendered during the last completed fiscal year.

Option Grants in Last Fiscal Year

The following table sets forth stock options granted by the Company during the fiscal year ended June 30, 2007 to directors who are not Named Executive Officers of the Company:

Name	Securities Under Options Granted (#)	% of Total Options Granted in Fiscal Year	Exercise or Base Price ($/Security) (1)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
J. Douglas Brown	100,000	5.6%	$0.31	$0.31	April 20, 2012
Max Fugman	100,000	5.6%	$0.31	$0.31	April 20, 2012
James G. Stewart	150,000	8.4%	$0.31	$0.31	April 20, 2012

Notes:

(1)	The exercise price of stock options is set at not less than 100% of the market value (as defined in the Stock Option Plan referred to below) of a common share of the Company on the date of the grant. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company’s share capital. Options vest immediately upon grant.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End-Option Values

The following table sets forth details of all exercises of stock options during the fiscal year ended June 30, 2007, by directors who are not Named Executive Officers of the Company, and the fiscal year-end value of unexercised options on an aggregate basis:

Name	Shares Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End	$ Value of Unexercised In-the- Money Options (1)
J. Douglas Brown	Nil	Nil	292,000	$40,650
Max Fugman	Nil	Nil	200,000	$29,000
James G. Stewart	Nil	Nil	336,000	$37,750

Note:

(1)	Value of unexercised in-the-money options calculated using the closing price of $0.35 for the common shares of the Company on the TSX Venture Exchange on June 29, 2007, less the exercise price of in-the-money options.

There were no repricings of stock options held by directors and Named Executive Officers of the Company during the fiscal year ended June 30, 2007.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s fiscal year ended June 30, 2007, all required information with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,251,000	$0.28	590,066
Equity compensation plans not approved by securityholders	Nil	N/A	Nil
TOTAL	3,251,000	$0.28	590,066

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the directors or senior officers of the Company or any subsidiary thereof, or any associate or affiliate of the above, is or has been indebted to the Company at any time since the beginning of the last completed fiscal year of the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has or has had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recently completed financial year, which has materially affected or will materially affect the Company, other than as disclosed by the Company herein.

APPOINTMENT OF AUDITOR

Management proposes that Davidson & Company LLP, Chartered Accountants, be appointed as the auditor of the Company for the ensuing year and that the directors be authorized to fix their remuneration. Davidson & Company LLP were first appointed the auditor of the Company on June 29, 2003 when PricewaterhouseCoopers LLP resigned as the auditor of the Company and the directors appointed Davidson & Company LLP to fill the vacancy.

AUDIT COMMITTEE

General

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Company’s financial statements and the independence and performance of the Company’s external auditor, acting as a liaison between the Board and the Company’s external auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board has established.

Terms of Reference for the Audit Committee

The Board has adopted Terms of Reference for the Audit Committee, which sets out the Audit Committee’s mandate, organization, powers and responsibilities. The Audit Committee’s Terms of Reference is attached as Schedule “A” to this information circular.

Composition

The Audit Committee consists of the following three directors. Also indicated is whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent (1)	Financially Literate (2)
J. Douglas Brown	Yes	Yes
Max Fugman	Yes	Yes
James G. Stewart	No	Yes

Notes:

(1)	A member of the Audit Committee is independent if he has no direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgement. An officer of the Company, such as the president, and the members of his or her immediate family are deemed to have a material relationship with the Company.

(2)	A member of the Audit Committee is financially literate if he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Because the shares of the Company are listed on the TSX Venture Exchange (the “Exchange”), it is categorized as a venture issuer. As a result, Multilateral Instrument 52-110 Audit Committees (“MI 52-110”) exempts the members of the Company’s Audit Committee from being independent.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Board.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemption in section 2.4 (De Minimis Non-audit Services) of MI 52-110 or an exemption from MI 52-110, in whole or in part, granted under Part 8 (Exemptions) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies and procedures for the engagement of non-audit services, however, as provided for in MI 52-110 the Audit Committee must pre-approve all non-audit services to be provided to the Company or its subsidiaries, unless otherwise permitted by MI 52-110.

External Auditor Service Fees (By Category)

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
June 30, 2007	$25,000	Nil	$1,500	Nil
June 30, 2006	$20,000	Nil	$1,000	Nil

Notes:

(1)	The aggregate fees billed by the Company’s auditor for audit fees.

(2)	The aggregate fees billed for assurance and related services by the Company’s auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not disclosed in the ‘Audit Fees’ column.

(3)	The aggregate fees billed for professional services rendered by the Company’s auditor for tax compliance including routine tax returns, tax advice and tax planning.

(4)	The aggregate fees billed for professional services other than those listed in the other three columns.

Exemption

Pursuant to section 6.1 of MI 52-110, the Company is exempt from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of MI 52-110 because it is a venture issuer.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of each of the following persons in any matter to be acted upon at the Meeting other than the election of directors or the appointment of auditors:

(a)	each person who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year;

(b)	each proposed nominee for election as a director of the Company; and

(c)	each associate or affiliate of any of the foregoing.

CORPORATE GOVERNANCE DISCLOSURE

The Company’s Board of Directors (the “Board”) believes that the principle objective of the Company is to generate economic returns with the goal of maximising shareholder value, and that this is to be accomplished by the Board through its stewardship of the Company. In fulfilling its stewardship function, the Board’s responsibilities will include strategic planning, appointing and overseeing management, succession planning, risk identification and management, environmental oversight, communications with other parties and overseeing financial and corporate issues. The Board believes that good corporate governance practices provide an important framework for timely response by the Board to situations that may directly affect shareholder value. The Board is committed to practising good corporate governance, and has adopted a corporate governance manual that contains numerous guidelines to help it practice good corporate governance.

Board Independence

The Board must have the capacity, independently of management, to fulfil its responsibilities. Independence is based upon the absence of relationships and interests that could compromise the ability of a director to exercise judgement with a view to the best interests of the Company. To facilitate independence, the Company is committing to the following practices:

1.	The recruitment of strong, independent directors.

2.	A majority of the directors being independent.

3.	Delegation of the lead role in the director selection/evaluation process to the Nominating Committee and the lead role in the Chief Executive Officer evaluation process to the Compensation Committee.

4.	All committees of the Board being constituted of a majority of independent directors, and solely independent directors if possible.

Of the four existing directors of the Company, J. Douglas Brown and Max Fugman are independent. The remaining two directors, Chet Idziszek and J.G. Stewart, are not independent because they are deemed to have a material relationship with the Company, by virtue of Mr. Idziszek being the President and Chief Executive Officer of the Company and Mr. Stewart being the Secretary of the Company.

Other Directorships

Certain of the directors of the Company are also currently directors of the following other reporting issuers:

Name	Reporting Issuer

J. Douglas Brown	Pacific Asia Canada Energy

Chet Idziszek	IMA Exploration Inc.
Madison Minerals Inc.
Oromin Explorations Ltd.

J.G. Stewart	Bayswater Uranium Corporation
Buffalo Gold Ltd.
Kingsman Resources Ltd.
Madison Minerals Inc.
Oromin Explorations Ltd.
Salmon River Resources Ltd.

Orientation and Continuing Education

New directors of the Company are provided with an orientation and education program which includes written information about the duties and obligations of directors, the business and operations of the Company, documents from recent board meetings and opportunities for meetings and discussion with senior management and other directors. Specific details of the orientation of each new director are tailored to that director’s individual needs and areas of interest.

The Company also provides continuing education opportunities to directors so that they may maintain or enhance their skills and abilities as directors and ensure that their knowledge and understanding of the Company’s business remains current.

Ethical Business Conduct

The Company has adopted a Code of Business Conduct and Ethics (the “Code”) which is intended to document the principles of conduct and ethics to be followed by the Company’s directors, officers and employees. The purpose of the Code is to:

1.	Promote integrity and deter wrongdoing.

2.	Promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest.

3.	Promote avoidance or absence of conflicts of interest.

4.	Promote full, fair, accurate, timely and understandable disclosure in public communications made by the Company.

5.	Promote compliance with applicable governmental laws, rules and regulations.

6.	Promote and provide a mechanism for the prompt, internal reporting of departures from the Code.

7.	Promote accountability for adherence to the Code.

8.	Provide guidance to the Company’s directors, officers and employees to help them recognise and deal with ethical issues.

9.	To help foster a culture of integrity, honesty and accountability throughout the Company.

Nomination of Directors

The Board as a whole is responsible for identifying and evaluating qualified candidates for nomination to the Board.

In identifying candidates, the Board considers the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess, the competencies and skills that the Board considers each existing director to possess, the competencies and skills each new nominee will bring to the Board and the ability of each new nominee to devote sufficient time and resources to his or her duties as a director.

Compensation

The Board as a whole is responsible for reviewing the adequacy and form of compensation paid to the Company’s executives and key employees, and ensuring that such compensation realistically reflects the responsibilities and risks of such positions.

In fulfilling its responsibilities, the Board evaluates the performance of the Company’s chief executive officer and other senior management in light of corporate goals and objectives, and makes recommendations with respect to compensation levels based on such evaluations.

Other Board Committees

The Board has not established any committees other than the Audit Committee.

Assessments

The Board has the responsibility for carrying out a review and assessment of the overall performance and effectiveness of the Board, its committees and contributions of individual directors on an annual basis. The objective of this review will be to facilitate a continuous improvement in the Board’s execution of its responsibilities.

PARTICULARS OF MATTERS TO BE ACTED UPON

Approval of Incentive Stock Option Plan

The Company has a “rolling” stock option plan (the “Plan”), which makes a maximum of 10% of the issued and outstanding shares of the Company available for issuance thereunder.

The purpose of the Plan is to provide directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase shares of the Company at a specific price, and subsequently benefit from any appreciation in the value of the Company’s shares. This provides an incentive for such persons to contribute to the future success of the Company and enhances the ability of the Company to attract and retain skilled and motivated individuals, thereby increasing the value of the Company’s shares for the benefit of all shareholders.

The Plan was approved by shareholders of the Company at the last annual general meeting held on December 5, 2006. In accordance with the policies of the TSX Venture Exchange (the “Exchange”), a rolling plan such as the Plan requires the approval of the shareholders of the Company on an annual basis.

The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of shares which is 10% of the issued and outstanding shares of the Company. The exercise price of stock options granted will be determined by the Company’s Board of Directors and will be priced in accordance with the policies of the Exchange, and will not be less than the closing price of the Company’s shares on the Exchange on the date prior to the date of grant less any allowable discounts. All options granted under the Plan will have a maximum term of five years.

The Plan provides that it is solely within the discretion of the Company’s Board of Directors to determine who should receive options and how many they should receive. The Board may issue a majority of the options to insiders of the Company. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company’s issued and outstanding share capital.

The full text of the Plan is available for review by any shareholder up until the day preceding the Meeting at the Company’s head office, located at Suite 2000, 1055 West Hastings Street, Vancouver, British Columbia, and will also be available at the Meeting.

Upon the approval of the Plan by the Company’s shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options under the Plan.

At the Meeting, shareholders will be asked to approve an ordinary resolution approving the Plan. The text of the resolution to be considered and, if thought fit, approved at the Meeting is substantially as follows:

“BE IT RESOLVED THAT:

1.	Subject to the approval of the TSX Venture Exchange, the Company’s stock option plan, which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder as described in the Company’s Information Circular dated October 15, 2007, be and is hereby approved.

2.	Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution.”

Approval of the resolution will require the affirmative vote of a majority of the votes cast at the Meeting in respect thereof.

Management of the Company recommends that the shareholders vote in favour of the approval of the Plan, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

Stock Option Repricing and Successive Grants of Stock Options

At the Meeting, the shareholders of the Company will be asked to authorize the directors, in their discretion, to amend any existing stock options held by “insiders” (as defined below) of the Company and/or its subsidiaries, at such prices and upon such terms as may be acceptable to the stock exchanges upon which the Company’s shares are listed (currently, the TSX Venture Exchange (the “Exchange”). Such amendments may include a downward re-pricing of the exercise price of the stock options. Exchange Listing Policy Number 4.4 (the “Policy”) outlines the requirements and procedures associated with the granting and amendment of incentive stock options which include, among other things, that the Company receive disinterested shareholder approval to the amendment of stock options to insiders of the Company prior to the exercise of stock options. In addition, the shareholders of the Company will be asked to authorize the directors, in their discretion, to approve the grant of any stock options to insiders that, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares. This circumstance would only arise where there were successive grants and exercises of stock options to insiders in the same 12 month period. At no time would options in excess of 10% of the issued shares of the Company be granted under the Plan. Disinterested shareholder approval is defined as being approval by a majority of votes cast at the Meeting excluding votes attached to shares beneficially owned by the optionees, insiders of the Company and their respective associates. The details of stock options granted to insiders of the Company outstanding at the date of this Information Circular are set forth herein under the heading “Executive Compensation”. Shares held by insiders or associates of insiders will not be voted for the purpose of this resolution.

The text of the resolution approving the preceding matters to be considered and, if thought fit, approved at the Meeting will be substantially as follows:

“BE IT RESOLVED THAT:

1.	Subject to the approval of the TSX Venture Exchange, the amendment, including without limitation the re-pricing downward, of options granted to insiders of the Company pursuant to the Company’s stock option plan at the discretion of the board of directors of the Company, as described in the Company’s information circular dated October 15, 2007, be and is hereby authorized and approved.

2.	Subject to the approval of the TSX Venture Exchange, the grant of any stock options to insiders that, together with all of the Company’s previously established and outstanding stock option plans or grants, could result at any time in the grant to insiders, within a 12 month period, of a number of options exceeding 10% of the issued shares of the Company be and is hereby authorized and approved.

3.	Any one director or officer of the Company be and is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution.”

In addition to disinterested shareholder approval, any amendment to options will require the approval of the Exchange.

Management of the Company recommends that shareholders vote in favour of the approval to the amendment of stock options, and the persons named in the enclosed form of proxy intend to vote for such approval at the Meeting unless otherwise directed by the shareholders appointing them.

In the event shareholder approval is not forthcoming, the Company will not proceed with the amendment of insiders’ stock options. The term “insiders” is defined in the Securities Act (British Columbia) and generally includes directors and senior officers of the Company and its subsidiaries, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.

Other Matters

Management of the Company is not aware of any other matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com. Shareholders of the Company may obtain copies of the Company’s financial statements and management discussion and analysis by contacting the Company at the Company’s head office at Suite 2000, 1055 West Hastings Street, Vancouver, B.C. V6E 2E9 during normal business hours or by mail at that address, by e-mail at info@lundgold.com, by phone at 604-331-8772 or by fax at 604-331-8773.

Financial information is provided in the Company’s comparative financial statements and management discussion and analysis for its most recently completed financial year.

DATED at Vancouver, British Columbia as of the 15th day of October, 2007.

BY ORDER OF THE BOARD

Signed “Chet Idziszek”
     Chet Idziszek,
President and Chief Executive Officer

SCHEDULE “A”

LUND GOLD LTD.
(the “Company”)

TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

General

Primary responsibility for the Corporation’s financial reporting obligations, information systems, financial information disclosure, risk management and internal controls is vested in management and overseen by the Board.

The Audit Committee is a standing committee of the Board, the primary function of which is to assist the Board in fulfilling its financial oversight responsibilities, which will include monitoring the quality and integrity of the Corporation’s financial statements and the independence and performance of the Corporation’s external auditor, acting as a liaison between the Board and the Corporation’s auditor, reviewing the financial information that will be publicly disclosed and reviewing all audit processes and the systems of internal controls management and the Board have established.

Composition and Process

1.	The Audit Committee will be comprised of a minimum of three directors. All of the members of the Audit Committee will be independent, as that term is defined in Multilateral Instrument 52 – 110 Audit Committees, unless otherwise exempted by MI 52 - 110.

2.	Audit Committee members will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms, which are encouraged to ensure continuity of experience.

3.	All members of the Audit Committee will be financially literate, with financial literacy being the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Corporation’s financial statements.

4.	The Chair of the Audit Committee will be appointed by the Board on an annual basis for a one-year term and may serve any number of consecutive terms. The Audit Committee Chair will arrange for an alternate chair if he or she is planning to be absent.

5.	The Audit Committee Chair will, in consultation with management, the external auditor and internal auditor (if any), establish the agenda for Audit Committee meetings and ensure that properly prepared agenda materials are circulated to the members with sufficient time for review prior to the meeting. The external auditor will also receive notice of all meetings of the Audit Committee. The external auditor will be entitled to attend and speak at each meeting of the Audit Committee concerning the Corporation’s annual audited financial statements, and any other meeting at which the Audit Committee feels it is necessary or appropriate. The Audit Committee may employ a list of prepared questions and considerations as a portion of its review and assessment process.

6.	The Audit Committee will meet a minimum of four times per year, at least once per quarter, and may call special meetings as required. A quorum at meetings of the Audit Committee will be a majority of its members if comprised of an odd number of members and one half of its members if comprised of an even number of members. The Audit Committee may hold its meetings, and members of the Audit Committee may attend meetings, by telephone conference call.

7.	At all meetings of the Audit Committee every question will be decided by a majority of the votes cast. In case of an equality of votes, the Audit Committee Chair will not be entitled to a casting vote.

8.	The minutes of Audit Committee meetings will accurately record the decisions reached and will be distributed to Audit Committee members with copies to the Board, the CEO, the CFO and the external auditor.

9.	The CEO, CFO, any other director or any other person may attend and participate in meetings of the Audit Committee, if invited.

Authority

1.	The Audit Committee will have unrestricted access to the Corporation’s personnel and documents and will be provided with the resources necessary to carry out its responsibilities.

2.	The Audit Committee will have direct communication channels with the external auditor and internal auditor (if any).

3.	The Audit Committee will have the authority to retain (or terminate) any outside counsel, advisors or consultants it determines necessary to assist it in discharging its functions, independently of the Board, Chair or CEO. The Audit Committee will be provided with the necessary funding to compensate any counsel, advisors or consultants it retains.

4.	The Audit Committee will enquire about potential claims, assessments and other contingent liabilities.

5.	The Audit Committee will periodically review with management depreciation and amortisation policies, loss provisions and other accounting policies for appropriateness and consistency.

6.	The Audit Committee will, through the Audit Committee Chair, report to the Board following each meeting on the major discussions and decisions made by the Audit Committee, and will report annually to the Board on the Audit Committee’s responsibilities and how it has discharged them.

Relationship with External Auditor

1.	The Audit Committee will establish effective communication processes with management and the external auditor so it can objectively monitor the quality and effectiveness of the external auditor’s relationship with the Audit Committee and management.

2.	The Audit Committee will review and discuss with the external auditor any disclosed relationships or services that may impact the objectivity and independence of the external auditor and, if necessary, obtain a formal written statement from the external auditor setting forth all relationships between the external auditor and the Corporation.

3.	The Audit Committee will take, or recommend that the Board take, appropriate action to oversee the independence of the external auditor.

4.	The Corporation’s external auditor must report directly to the Audit Committee.

5.	The Audit Committee must recommend to the Board:

	(a)	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation; and

	(b)	the compensation of the external auditor.

6.	Unless otherwise permitted by MI 52-110, the Audit Committee must pre-approve all non-audit services to be provided by the external auditor, together with estimated fees, and consider the impact, if any, on the independence of the external auditor. The Audit Committee may delegate to one or more of its independent members the authority to pre-approve non-audit services, but no such delegation may be made to management of the Corporation. The pre-approval of non-audit services by any independent member of the Audit Committee to whom such authority has been granted must be presented to the Audit Committee at its first scheduled meeting following such pre-approval. Non- audit services will include, without limitation, the following:

	(a)	Bookkeeping or other services related to the Corporation’s accounting records or financial statements.

	(b)	Financial information systems design and implementation.

	(c)	Appraisal or valuation services, fairness opinions or contributions-in-kind reports.

	(d)	Actuarial services.

	(e)	Internal audit outsourcing services.

	(f)	Management functions.

	(g)	Human resources.

	(h)	Broker or dealer, investment adviser or investment banking services.

	(i)	Legal services.

	(j)	Expert services unrelated to the audit, including tax planning and consulting.

7.	The Audit Committee is directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between management and the external auditor regarding financial reporting.

8.	The Audit Committee will implement structures and procedures as it deems necessary to ensure that it meets with the external auditor on a regular basis independent of management.

Relationship with Internal Auditor

1.	The Audit Committee will review:

(a) The internal auditor’s terms of reference.

(b) The plan and budget for preparation of the internal audit, including financial and operational activities.

(c) Material reports issued by the internal auditor and management’s response to those reports.

2.	The Audit Committee will approve the reporting relationship of the internal auditor to ensure appropriate segregation of duties is maintained and the internal auditor has direct access to the Audit Committee.

3.	The Audit Committee will ensure the internal auditor’s involvement with financial reporting is co- ordinated with the activities of the external auditor.

4.	If no internal audit function exists, the audit committee will regularly review the need for such a function.

Accounting Systems, Internal Controls and Procedures

1.	The Audit Committee will obtain reasonable assurance from discussions with and/or reports from management and reports from the external auditor that accounting systems are reliable and that the prescribed internal controls are operating effectively for the Corporation, its subsidiaries and affiliates. The Audit Committee will review and consider any recommendations made by the external auditor, together with management’s response, and the extent to which recommendations made by the external auditor have been implemented.

2.	The Audit Committee will ensure that adequate procedures are in place for the review of the Corporation’s disclosure of financial information extracted or derived from the Corporation’s financial statements and will periodically assess the adequacy of those procedures.

3.	The Audit Committee will review and discuss with management and the external auditor the clarity and completeness of the Corporation’s financial and non-financial disclosures made pursuant to applicable continuous disclosure requirements.

4.	The Audit Committee will review and discuss with management and the external auditor any correspondence with regulators or governmental agencies and any employee complaints or published reports which raise material issues regarding the Corporation’s financial statements or accounting policies.

5.	The Audit Committee will review and discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Corporation’s financial statements.

6.	The Audit Committee will review with the external auditor the quality of the Corporation’s generally accepted accounting principles and direct the external auditor’s examinations to particular areas.

7.	The Audit Committee will discuss with management and the external auditor the Corporation’s underlying accounting policies and key estimates and judgments to ensure they are considered to be the most appropriate in the circumstances, within the range of acceptable options and alternatives.

8.	The Audit Committee will review the procedures of the internal and external auditors to ensure the combined evaluating and testing of the Corporation’s controls are comprehensive, well co-ordinated, cost effective and appropriate to relevant risks and business activities.

9.	The Audit Committee will review all control weaknesses and deviations identified by management, the internal auditor or the external auditor together with management’s response, and review with the external auditor their opinion of the qualifications and performance of the key financial and accounting executives.

10.	The Audit Committee will review and discuss with management and the external auditor any proposed changes in major accounting policies and the financial impact thereof, and will from time to time benchmark the Corporation’s accounting policies to those followed in its industry.

11.	The Audit Committee will review and discuss with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, which will include without limitation a review of:

(a) The appetite for financial risk as set forth by management and the Board.

(b) The Corporation’s policies for the management of significant financial risk.

(c) Management’s assessment of the significant financial risks facing the Corporation.

(d) Management’s plans, processes and programs to manage and control financial risk.

12.	The Audit Committee will establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and for the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

13.	The Audit Committee will review and approve the Corporation’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Corporation.

14.	The Audit Committee will review the Corporation’s insurance policies, including directors’ and officers’ coverage, and make recommendations to the Board.

15.	The Audit Committee will establish a periodic review procedure to ensure that the external auditor complies with the Canadian Public Accountability Regime under Multilateral Instrument 52 – 108

Auditor Oversight.

Financial Disclosure Responsibilities

The Audit Committee will review and make recommendations on, prior to presentation to the Board for approval and the Corporation’s dissemination to the public, all material financial information required to be disclosed by securities regulations. In fulfilling this responsibility, the Audit Committee will, without limitation, review:

1.	The Corporation’s annual and quarterly financial statements (including those of any subsidiaries and affiliates of the Corporation), management discussion and analysis and news releases, disclosing financial results and any prospectus, annual information form, offering memorandum or other disclosure documents containing financial information extracted or derived from its financial statements.

2.	The Corporation’s financial reporting procedures and internal controls to be satisfied that adequate procedures are in place for the review of the Corporation’s public disclosure of financial information extracted or derived from its financial statements, other than disclosure described in the previous paragraph, and periodically assessing the adequacy of those procedures.

3.	Disclosures made to the Audit Committee by the Corporation’s CEO and CFO during their certification process of the Corporation’s financial statements about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Corporation’s internal controls.

Other Responsibilities

1.	Review with the external auditor and, if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Corporation and the manner in which these matters are being disclosed in the financial statements.

2.	Investigate fraud, illegal acts or conflicts of interest.

3.	Discuss selected issues with legal counsel, the external auditor or management, or conduct special reviews or other assignments from time to time as requested by the Board, or by management with the Board’s approval.

4.	Review loans made by the Corporation to its directors, officers, employees and consultants.

5.	The Audit Committee will review and assess its effectiveness, contribution and these Terms of Reference annually and recommend any proposed changes thereto to the Board.

Procedures for Receipt of Complaints and Submissions Relating to Accounting Matters

The Audit Committee will inform all employees, at least annually, of the Complaints Officer designated from time to time by the Audit Committee to whom complaints and submissions can be made regarding accounting, internal accounting controls or auditing matters or issues of concern regarding questionable accounting or auditing matters.

The Complaints Officer will keep any complaints or submissions received and the identity of employees making complaints or submissions confidential and only communicate same to the Audit Committee or the Chair of the Audit Committee.

The Complaints Officer will report to the Audit Committee as frequently as he or she deems appropriate, but in any event no less frequently than on a quarterly basis prior to the quarterly meeting of the Audit Committee called to approve interim and annual financial statements of the Corporation.

Upon receipt of a report from the Complaints Officer, the Audit Committee will discuss the report and take such steps as the Audit Committee may deem appropriate.

The Complaints Officer will retain a record of a complaint or submission received for a period of six years following resolution of the complaint or submission.

FINANCIAL STATEMENTS REQUEST FORM

NOTICE TO SHAREHOLDERS OF LUND GOLD LTD.

You may choose to receive the Company’s financial statements by simply completing the information below and returning this notice to the Company.

Offering you the option to receive the Company’s financial statements is not only a sound environmental choice, but it also enables us to reduce costs by sending these documents only to those shareholders who wish to receive them. Ultimately, the choice is yours. As long as you remain a shareholder, you will receive this notice each year and will be required to renew your request to receive the Company’s financial statements.

________	Please add my name to the mailing list for the Company so that I may receive the interim financial statements and related MD&A for the ensuing year.

________	Please add my name to the mailing list for the Company so that I may receive the annual financial statements and related MD&A for the ensuing year.

TO:	LUND GOLD LTD. (the “Company”)

The undersigned certifies that he/she/it is the owner of securities of the Company, and requests that he/she/it be placed on the Company’s Financial Statement Mailing List in respect of its financial statements.

Name (Please print)
Address
City/Province (or State)/Postal Code

____________________________________________
Signature of shareholder, or if shareholder is a company,	Dated
signature of authorized signatory.

Please complete and return this document as indicated below. As the mailing list will be updated each year, a return card will be required from you annually in order for your name to remain on the list.

LUND GOLD LTD.
     2000 – 1055 W. Hastings Street
Vancouver, B.C. V6E 2E9 Canada
Fax: (604) 331-8773

LUND GOLD LTD.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on December 4, 2007

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on November 30, 2007.

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VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following web site: www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER **HOLDER ACCOUNT NUMBER** **ACCESS NUMBER**

20SE07027.E.SEDAR/000001/000001/i

Appointment of Proxyholder

The undersigned member ("Registered Shareholder") of Lund Gold Ltd. (the "Company") hereby appoints: Chet Idziszek, President of the Company, or failing this person, James G. Stewart, Secretary of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Lund Gold Ltd. to be held at Suite 2000 – 1055 West Hastings Street, Vancouver, British Columbia, CANADA on Tuesday, December 4, 2007 at 10:00 AM (Pacific Time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Determine Number of Directors

To determine the number of Directors at four (4).

For ☐ Against ☐

2. Election of Directors

	For	Withhold
01. J. Douglas Brown	☐	☐
02. Max Fugman	☐	☐
03. Chet Idziszek	☐	☐
04. James G. Stewart	☐	☐

Fold

3. Appointment of Auditors

Appointment of Davidson & Company LLP as Auditors of the Company at a remuneration to be fixed by the Directors.

For ☐ Withhold ☐

4. Stock Option Plan

For ☐ Against ☐

5. Amend Stock Options

For ☐ Against ☐

Fold

6. Transact Other Business

For ☐ Against ☐

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

0 3 2 7 6 4 A R 0 L U V Q

LUND	Suite 2000, Guinness Tower, 1055 West Hastings Street, Vancouver, B.C. Canada V6E 2E9
GOLD LTD.	Tel: (604) 331-8772	Toll-free (877) 529-8475	Fax: (604) 331-8773
E-mail: info@lund.com

November 29, 2007	Trading Symbol: TSX Venture – LGD
Website: www.lundgold.com

INITIAL DRILLING PROVIDES ENCOURAGING RESULTS AT CARNEIRINHO

  4.46 g/t gold over 3.7 metres in CRN001
  4.80 g/t gold over 3.1 metres in CRN007
  30.00 g/t gold over 2.0 metres in CRN007

Lund Gold Ltd. (TSX-V:LGD) is pleased to announce encouraging results from its initial drilling evaluation of one of six targets established to date at the Carneirinho Gold Project in Brazil. Seven diamond drill holes totaling 1,155 metres were completed during Lund’s Phase II program July through September. All of the drilling was within Anomaly A, a 175-metre by 600-metre gold-in-soil geochemical anomaly identified during Lund’s Phase I program. Lund holds an option to acquire a 100% interest in the Carneirinho Project.

Drill results of most significance are outlined in the following table:

Hole #	From (m)	To (m)	Interval (m)	Gold (g/t)
CRN001	13.5 Including 19.8 28.5 Including 29.9 74.8	20.5 20.5 32.2 30.5 75.5	7.0 0.7 3.7 0.6 0.8	1.36 5.99 4.46 20.76 9.10
CRN003	148.7 Including 150.7 162.4 177.0	153.9 150.9 163.7 178.0	5.2 0.2 1.3 1.0	1.10 14.36 2.10 1.70
CRN007	0 Including 12.2 107.0 156.0	35.2 15.3 107.5 158.0	35.2 3.1 0.5 2.0	0.53 4.80 10.67 30.00

Drill holes CRN002, 004, 005 and 006 did not intersect any significant results. Drill holes CRN004 and 006 encountered deeper than anticipated Saprolite and may not have adequately tested the target. A drill plan of the Anomaly A zone, and of the overall project with its additional untested zones, is available on our website www.lundgold.com.

There are extensive former and current garimpeiro workings within the Carneirinho Project from which historical production of approximately 3 tonnes of gold has been reported. Lund’s drilling success within Anomaly A, on-trend and proximal to some of these garimpeiro workings, encountered gold within pyritic and hydrothermally altered granitic units.

Analysis was carried out by SGS Geosol Laboratories (Lakefield) at their Belo Horizonte ISO9001 certified facility. A number of check analyses are presently under way in accordance with our QA/QC protocols.

The 2007 exploration program is under the direction of Dean Besserer, P.Geol., of APEX Geoscience Ltd., Edmonton, Alberta. Mr. Besserer is a qualified person as defined in National Instrument 43-101; the technical information in this release has been reviewed and approved by him.

Our technical advisors are currently compiling all results from the 2006 and 2007 programs and preparing recommendations for additional phases of work planned for 2008. As described in our news release of December 4, 2006, a total of six spatially separate gold anomalies have been identified outside of the current garimpeiro workings. The 2007 Phase II program comprised drill testing of only one of these zones, leaving several large gold anomalies yet to be followed up. We anticipate testing two or more new zones in 2008, and will provide details when our 2008 programs and budgets are established.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of LUND GOLD LTD.

_”Chet Idziszek”_________________
Chet Idziszek,
President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

Cautionary Statement

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, estimates of exploration investment and the scope of exploration programs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks.

This is the form of material change report required under Section 85(1) of the
Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:	This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:	If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.	Reporting Issuer

Lund Gold Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2.	Date of Material Change

November 29, 2007

Item 3.	Press Release

November 29, 2007, Vancouver, B.C.

Item 4.	Summary of Material Change

Progress report on exploration of the Issuer’s Carneirinho Property.

Item 5.	Full Description of Material Change

See attached news release.

Item 6.	Reliance on Section 85(2) of the Act

Not applicable

Item 7.	Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.	Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at 604-331-8772

Item 9.	Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 29th day of November, 2007.

LUND GOLD LTD.

By:	“J. G. Stewart”
Secretary
(Official Capacity)
J.G. Stewart
(Please print here name of individual
whose signature appears above.)

LUND GOLD LTD.

Interim Consolidated Financial Statements

Three Months Ended September 30, 2007

(Unaudited – Prepared by Management)

UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended September 30, 2007.

LUND GOLD LTD.
(An exploration stage company)
Consolidated Balance Sheets
As at (expressed in Canadian dollars, unaudited)

	September 30,	June 30,
	2007	2007

ASSETS

Current
Cash and cash equivalents	$2,553,808	$3,067,761
Receivables	65,344	25,733
Prepaid expenses and deposits	3,857	9,044
	2,623,009	3,102,538

Mineral property (Note 5)	1,660,592	1,038,920
Equipment	7,221	8,680
Restricted cash	16,338	16,338

	$4,307,160	$4,166,476

LIABILITIES & SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued liabilities	$236,492	$30,296

Shareholders’ equity
Capital stock (Note 6)
Authorized
200,000,000 common shares without par value
Issued and outstanding
38,410,663 (June 30, 2007 – 38,410,663) common
shares	14,771,952	14,770,344
Contributed surplus (Note 6)	1,098,556	1,098,556
Deficit	(11,799,840)	(11,732,720)

	4,070,668	4,136,180

	$4,307,160	$4,166,476

LUND GOLD LTD.
(An exploration stage company)
Consolidated Statements of Loss, Comprehensive Loss and Deficit
For the periods ended September 30
(expressed in Canadian dollars – unaudited, prepared by management)

	2007	2006

EXPENSES
Amortization	$1,460	$729
Accounting and audit	6,492	-
Legal	963	5,677
Office and general	13,795	12,009
Rent	10,367	9,774
Salaries and benefits	44,219	34,144
Shareholder information	2,268	-
Transfer agent and filing fees	1,130	1,654
Travel and public relations	11,548	63
	(92,242)	65,050

OTHER INCOME (EXPENSE)

Interest income	33,172	8,507
Foreign exchange gain (loss)	(8,050)	-
	25,122	8,507

Loss and comprehensive loss for
the period (Note 4)	(67,120)	(56,543)

Deficit – Beginning of period	(11,732,720)	(10,954,485)

Deficit – End of period	$(11,799,840)	$(11,011,028)

Basic and diluted loss per
share	$(0.00)	$(0.00)

Weighted average number of
shares outstanding	38,410,663	24,791,118

LUND GOLD LTD.
(An exploration stage company)
Consolidated Statements of Cash Flows
For the periods ended September 30
(expressed in Canadian dollars – unaudited, prepared by management)

	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$(67,120)	$(56,543)
Items not involving cash
Amortization	1,460	729
Change in non-cash working capital items
Receivables	(39,611)	194
Prepaid expenses and deposits	1,595	-
Accounts payable and accrued liabilities	814	(1,352)

	(102,862)	(56,972)

CASH FLOWS FROM FINANCING ACTIVITIES
Adjustment to share issue costs	1,608	-

CASH FLOWS FROM INVESTING ACTIVITY
Expenditure on mineral properties	(412,699)	(61,144)

Change in cash and cash equivalents	(513,953)	(118,116)

Cash and cash equivalents – Beginning of
period	3,067,761	949,371
Cash and cash equivalents – End of
period	$2,553,808	$831,255

LUND GOLD LTD.
(An exploration stage company)
Notes to Interim Unaudited Consolidated Financial Statements
For the three months ended September 30, 2007

1.	NATURE OF OPERATIONS

The Company is in the business of exploring its resource properties. The Company’s current mineral exploration activities are in the pre-production stage. Consequently, the Company considers itself to be in the exploration stage. The recoverability of the Company’s investments in resource properties is dependent upon its ability to obtain necessary financing to complete exploration leading to the discovery of economically recoverable reserves and attaining future profitable commercial production or other sale proceeds.

2.	INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

These interim unaudited consolidated financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended June 30, 2007.

3.	SIGNIFICANT ACCOUNTING POLICIES

With the exception of the adoption of new accounting standards described in Note 4, these interim unaudited consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual consolidated financial statements of the Company.

4.	CHANGE IN ACCOUNTING POLICIES

Effective July 1, 2007, the Company adopted certain new accounting standards described below issued by the Canadian Institute of Chartered Accountants (“CICA”) relating to financial instruments. As permitted by the new standards, these have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)	Comprehensive Income (Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events from non-owner sources. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in “other comprehensive income” until it is considered appropriate to be recognized in net earnings. The Company, during the current reporting period, had no items of gain or loss requiring presentation as “other comprehensive income”.

Accordingly, the Company has presented a combined statement of loss and comprehensive loss and has no balance to present as “accumulated other comprehensive income (loss)” in the shareholders’ equity section of the balance sheet.

(b)	Financial Instruments – Recognition and Measurement (Section 3855)

This standard sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on or after October 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company’s balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statements of operations and comprehensive income.

Financial assets and liabilities are recognized when the Company becomes a party to the contract creating the item. Any of the Company’s outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if these requirements had always been in effect. Any changes to the fair values of assets and liabilities prior to July 1, 2007 are recognized by adjusting opening deficit or opening accumulated other comprehensive income.

LUND GOLD LTD.
(An exploration stage company)
Notes to Interim Unaudited Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the three months ended September 30, 2007

4.	CHANGE IN ACCOUNTING POLICIES (continued)

(b)	Financial Instruments (continued)

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, and other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification.

(i)	Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and losses due to impairment are included in current period net earnings.

(ii)	Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income until the asset is removed from the balance sheet.

(iii)	Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings in the period in which they arise.

(iv)	All derivative financial instruments are classified as held for trading financial instruments and are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings in the period they arise.

In accordance with this new standard, the Company has determined that all of its financial instruments fall under the classifications described in item (i) above. Accordingly, there are no revaluation gains or losses to be included in “other comprehensive income”.

(c)	Hedging (Section 3865)

This new standard specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any hedges.

5.	MINERAL PROPERTY

Carneirinho
Property, Brazil

Balance, June 30, 2007	$1,038,920

Assaying	39,040
Camp	165,995
Drilling	279,458
Geology	118,995
Travel	18,184
621,672

Balance, September 30, 2007	$1,660,592

LUND GOLD LTD.
(An exploration stage company)
Notes to Interim Unaudited Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the three months ended September 30, 2007

6.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

	Number of	Amount	Contributed
	Shares		Surplus

Balance – June 30, 2007	38,410,663	$14,770,344	$1,098,556
Adjustment to share issue costs	-	1,608	-

Balance - September 30, 2007	38,410,663	$14,771,952	$1,098,556

7.	STOCK OPTIONS

As at September 30, 2006, the following stock options were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

474,000	$0.52	September 8, 2008
21,500	0.65	September 12, 2008
100,000	0.33	May 15, 2009
59,000	0.25	July 22, 2009
896,500	0.10	November 9, 2010
1,690,000	0.31	April 20, 2012
10,000	0.37	May 18, 2012

3,251,000

8.	WARRANTS

As at September 30, 2007, the following share purchase warrants were outstanding and exercisable:

Number of Shares	Exercise Price	Expiry Date

3,353,357	$0.25	March 15, 2008
4,762,500	0.40	April 11, 2009
1,250,000	0.40	April 13, 2009

9,365,857	$0.35

LUND GOLD LTD.
(An exploration stage company)
Notes to Interim Unaudited Consolidated Financial Statements
(Unaudited, Prepared by Management)
For the three months ended September 30, 2007

9.	RELATED PARTY TRANSACTIONS

a)	The Company incurred the following costs with a law firm controlled by a director and with companies related by way of directors in common:

	2007	2006

Legal fees	$1,500	$4,800
Rent	10,367	9,774
Salaries and benefits	18,000	19,336

	$29,867	$33,910

Legal fees have either been expensed to operations, recorded as share issue costs or capitalized to mineral properties, based on the nature of the expenditure.

b)	Included in accounts payable at September 30, 2007 is $nil (June 30, 2007 - $6,740) due to related parties.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

9.	SEGMENTED INFORMATION

The Company considers its business to consist of one reportable business segment being the exploration of mineral properties. The Company’s equipment and mineral properties are located in the following geographic areas:

	September 30, 2007	June 30, 2007
Brazil	$1,660,592	$1,038,920
Canada	7,221	8,680
	$1,667,813	$1,047,600

Form 52-109F2 – Certification of Interim Filings

I, Chet Idziszek, President of Lund Gold Ltd. and performing similar functions to that of a Chief Executive Officer, certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Lund Gold Ltd. (the “issuer”) for the interim period ending September 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for all the periods presented in the interim filings.

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

	a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

	b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 29, 2007

“Chet Idziszek”_____
Chet Idziszek
President

Form 52-109F2 – Certification of Interim Filings

I, Ian Brown, Chief Financial Officer of Lund Gold Ltd. certify that:

1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Lund Gold Ltd. (the “issuer”) for the interim period ended September 30, 2007;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim consolidated financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date: November 29, 2007

“Ian Brown”
Ian Brown
Chief Financial Officer